Boston

The HIT is helping Boston meet housing and community development needs with investments in 31 projects including two through its subsidiary Building America CDE. Many of these projects are financed through the HIT’s Massachusetts Housing Initiative.

News

Gateway North Ribbon Cutting in
Lynn, Massachusetts

HIT Partners with WinnCompanies
for $1.5 Billion Redevelopment of
Mary Ellen McCormack Public
Housing in Boston

HIT Invests in First Project
Under New Massachusetts Workforce
Housing Fund

Projects Photo Gallery

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of March 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.